SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                         THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    284470101
                                 (CUSIP NUMBER)
            -------------------------------------------------------
            STUART J. LISSNER, MANAGING DIRECTOR, PPM AMERICA, INC.
      225 WEST WACKER DRIVE, SUITE 1200, CHICAGO, IL 60606 (312) 634-2501
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                  MAY 22, 2003
              ----------------------------------------------------
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 284470101                                           PAGE 2 OF 12 PAGES

     ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  PPM America, Inc.
                                     36-3714794
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b) x
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        OO
     ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware, USA
     ---------------------------------------------------------------------------
NUMBER OF         7         SOLE VOTING POWER
SHARES                                 None
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY                            1,804,268(1)
EACH              9         SOLE DISPOSITIVE POWER
REPORTING                              None
PERSON            10        SHARED DISPOSITIVE POWER
WITH                                1,804,268(1)
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,804,268(1)

     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        15.6%

     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        IA

-------------------------------
1    1,129,457 and 674,811 of the shares of Common Stock covered by this report are owned beneficially by PPM America Special Investments Fund, L.P. ("SIF I") and PPM America Special Investments CBO II, L.P. ("CBO II") respectively, and none of such securities are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities owned beneficially by SIF I and CBO II.

                                  SCHEDULE 13D
CUSIP NO. 284470101                                           PAGE 3 OF 12 PAGES

     ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      PPM America Special Investments Fund, L.P.
                                     36-4086849
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b) x
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        OO
     ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware, USA
     ---------------------------------------------------------------------------
NUMBER OF         7         SOLE VOTING POWER
SHARES                                 None
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY                             1,129,457
EACH              9         SOLE DISPOSITIVE POWER
REPORTING                              None
PERSON            10        SHARED DISPOSITIVE POWER
WITH                                1,129,457
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,129,457

     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        9.8%

     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        IN

                                  SCHEDULE 13D
CUSIP NO. 284470101                                           PAGE 4 OF 12 PAGES

     ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         PPM America Fund Management GP. Inc.
                                     36-4086845
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b) x
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        OO
     ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware, USA
     ---------------------------------------------------------------------------
NUMBER OF         7         SOLE VOTING POWER
SHARES                                 None
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY                             1,129,457(2)
EACH              9         SOLE DISPOSITIVE POWER
REPORTING                              None
PERSON            10        SHARED DISPOSITIVE POWER
WITH                                1,129,457(2)
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,129,457(2)

     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        9.8%

     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        CO

-------------------------------
2     All of these shares of Common Stock are owned beneficially by SIF I and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
CUSIP NO. 284470101                                           PAGE 5 OF 12 PAGES

     ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     PPM America Special Investments CBO II, L.P.
                                     98-0179401
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b) x
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        OO
     ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware, USA
     ---------------------------------------------------------------------------
NUMBER OF         7         SOLE VOTING POWER
SHARES                                 None
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY                              674,811
EACH              9         SOLE DISPOSITIVE POWER
REPORTING                              None
PERSON            10        SHARED DISPOSITIVE POWER
WITH                                  674,811
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      674,811

     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.8%

     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        PN

                                  SCHEDULE 13D
CUSIP NO. 284470101                                           PAGE 6 OF 12 PAGES

     ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        PPM America CBO II Management Company
                                     98-0179391
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b) x
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        OO
     ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware, USA
     ---------------------------------------------------------------------------
NUMBER OF         7         SOLE VOTING POWER
SHARES                                 None
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY                              674,811(3)
EACH              9         SOLE DISPOSITIVE POWER
REPORTING                              None
PERSON            10        SHARED DISPOSITIVE POWER
WITH                                  674,811(3)
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      674,811(3)

     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.8%

     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        PN

-------------------------------
3     All of these shares of Common Stock are owned beneficially by CBO II and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

     This Amendment No. 7 to a Statement on Schedule 13D with respect to the common stock, without par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), filed by a group comprised of PPM America Special Investments Fund, L.P. ("SIF I"); PPM America Fund Management GP, Inc. (SIF I GP"); PPM America Special Investments CBO II, L.P. ("CBO II"); PPM America CBO II Management Company ("CBO II GP"); and PPM America, Inc. ("PPM America" and collectively with SIF I, SIF I GP, CBO II and CBO II GP, the "Reporting Persons").

     Capitalized terms used herein without definitions shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 2.  Identity and Background.
         -----------------------

     Each of SIF I, SIF I GP, CBO II, CBO II GP, and PPM America is organized under the laws of the State of Delaware. SIF I and CBO II are investment funds. SIF I GP serves as the managing general partner of SIF I. CBO II GP serves as the general partner of CBO II. PPM MGP (Bermuda), Ltd. ("PPM Bermuda") is the managing general partner of CBO II GP. PPM Bermuda is organized under the laws of Bermuda. PPM America serves as investment manager/adviser to each of SIF I and CBO II. The principal business of PPM America is performing investment advisory services for clients. PPM Holdings, Inc. ("Holdings") is the immediate parent company of PPM America and is organized under the laws of the State of Delaware. The principal business of Holdings is acting as a holding company for ownership interests in a variety of entities engaged in, among other things, the investment advisory services businesses. The address for SIF I, SIF I GP, CBO II, and CBO II GP is:

     225 West Wacker Drive
     Suite 975
     Chicago, Illinois 60606


     The address for PPM America and Holdings is:

     225 West Wacker Drive
     Suite 1200
     Chicago, Illinois 60606

     The address for PPM Bermuda is:

          Clarendon House
          2 Church Street
          Hamilton HM 11
          Bermuda

     The directors and officers of SIF I GP are as follows:

Directors:        Officers:
----------        ---------

Leandra R. Knes   Leandra R. Knes (President)

Bruce Gorchow     Mark Mandich (Executive V.P.)

Mark B. Mandich   Lori C. Seegers (Secretary)

Charles Macaluso  Mark B. Mandich (Treasurer)

Michael Salvati   Stuart J. Lissner (Assistant Secretary)

                  Grant Davidson (2nd Assistant Secretary)

                  Michael Salvati (3rd Assistant Secretary)

                  Brian Schinderle (Senior Vice President)

                  Kenneth Schlemmel (Senior Vice President)

                  Stuart J. Lissner (Vice President)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of SIF I GP are United States citizens.

     The officers and directors of PPM Bermuda are as follows:

Directors:                     Officers:
----------                     --------

Leandra R. Knes                Leandra R. Knes (President)

Bruce Gorchow                  Mark B. Mandich (Executive V.P.)

Mark B. Mandich                Michael Ashford (Secretary)

Charles Macaluso               Mark B. Mandich (Treasurer)

James Macdonald                Stuart J. Lissner (Assistant Secretary)

John Collis                    Lori C. Seegers (Assistant Secretary)

Donald Maclolm                 Brian Schinderle (Senior Vice President)

Brian Schinderle (Alternate)   Kenneth Schlemmel (Senior Vice President)

Kenneth Schlemmel (Alternate)  Stuart J. Lissner (Vice President)

Charles Collis (Alternate)

     All of the directors and officers of PPM Bermuda other than Messrs. Macdonald, John Collis, Malcolm and Ashford are United States citizens. Messrs. Macdonald, John Collis, Malcolm and Ashford are citizens of Bermuda.

     The special general partner of CBO II GP is PPM America Executive Employee II, L.L.C. ("PPM AEE"). The manager of PPM AEE is Holdings.

     The directors and officers of PPM America are as follows:

Directors:       Officers:
----------       ---------
Leandra R. Knes  Leandra R. Knes (President and Chief Executive Officer)

Mark B. Mandich  Mark B. Mandich (Chief Operating Officer, Executive V.P. and Treasurer)

Bruce Gorchow    Lori C. Seegers (Senior Vice President, General Counsel and Secretary)

                 Grant Davidson (Assistant Secretary)

                 Wes Wetherell (Assistant Secretary)

                 Rich Brody (Executive Vice President)

                 Michael DiRe (Executive Vice President)

                 Bruce Gorchow (Executive Vice President)

                 Brion Johnson (Executive Vice President)

                 Robert Flowers (Executive Vice President)

                 Joel Klein (Executive Vice President)

                 Jim Young (Executive Vice President)

                 David Zachar (Executive Vice President)

                 Brian Schinderle (Managing Director President)

                 Ken Schlemmel (Managing Director President)

     Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of PPM America are United States citizens.

     The directors and officers of Holdings are as follows:

Directors:       Officers:
---------        ---------

Leandra R. Knes  Leandra R. Knes (President and Chief Executive Officer)
Mark B. Mandich  Mark B. Mandich (Chief Operating Officer and Executive Vice
                 President)
Bruce Gorchow    Lori C. Seegers (Secretary, Senior Vice President and General
                 Counsel)
                 Grant Davidson (Assistant Secretary)
                 Wes Wetherell (Assistant Secretary)

     Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of Holdings are United States citizens.

     No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

     PPM America and PPM Bermuda are each 100% owned by Holdings. Holdings' sole stockholder is Brooke Holdings, Inc., a Delaware corporation, the voting common stock of which is wholly owned by Brooke Holdings (UK) Limited, a UK private company ("BHUK"). BHUK is 100% owned by Holborn Delaware Corporation, a Delaware corporation ("Holborn"). The stockholders of Holborn are Prudential One Limited ("POL") (80%), Prudential Two Limited (10%) and Prudential Three Limited (10%), each UK private companies. The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings"), a UK private company. Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM America.

     The principal business of Prudential is acting as a holding company for ownership interests in a variety of entities engaged in financial services, which includes certain distinct specialized business units that are independently operated, including those of Holdings and its subsidiaries. Prudential, for purposes of the federal securities laws, ultimately controls Holdings and its subsidiaries. Prudential, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except those consisting of Holdings and its subsidiaries), may beneficially own securities of the Company. With respect to the securities of some issuers, PPM America serves as investment adviser to certain Prudential subsidiaries, and in such cases, PPM America includes such Prudential subsidiaries' beneficial ownership of such securities when required to report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Where PPM America does not advise a Prudential subsidiary with respect to securities of an issuer, as is the case with the securities of the Company, Holdings and its subsidiaries disclaim beneficial ownership of such securities, if any, beneficially owned by Prudential, its executive officers and directors, and those direct and indirect subsidiaries of Prudential as to which PPM America does not provide advice (including all of Prudential's other business units except those consisting of Holdings, its subsidiaries and those Prudential subsidiaries advised by PPM America) in reliance on Exchange Act Release No. 34-39538 (January 12, 1998) due to the separate management and independent operation of the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended and restated in its entirety to read as follows:

     At any time, some or all of the shares of the Company beneficially owned by any or all of the Reporting Persons may be sold or additional shares of Common Stock may be acquired, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, none of the Reporting Persons, PPM Bermuda and Holdings currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) and (b) Based on the Company's latest 10-K, there was a total of 11,581,064 shares of Common Stock outstanding as of April 7, 2003. Therefore, the Reporting Persons' beneficial ownership of shares constitutes approximately 15.6% of the issued and outstanding Common Stock. As of the date of hereof:

     SIF I beneficially owned 1,129,457 shares of Common Stock, constituting approximately 9.8% of the issued and outstanding shares of the Company's Common Stock. SIF I shares voting and dispositive power with respect to these 1,129,457 shares of Common Stock with SIF I GP, its managing general partner and PPM America, which serves as its investment advisor/manager.

     CBO II beneficially owned 674,811 shares of Common Stock, constituting approximately 5.8% of the issued and outstanding shares of the Company's Common Stock. CBO II shares voting and dispositive power with respect to these 674,811 shares of Common Stock with CBO II GP, its general partner and PPM America, which serves as its investment advisor/manager.

     In addition, PPM Bermuda, as the managing general partner of the general partner of CBO II, may be deemed to be the beneficial owner of the shares of Common Stock owned by CBO II. PPM America, as investment manager/adviser to SIF I and CBO II, may be deemed to be the beneficial owner of 1,804,268 shares of Common Stock, representing approximately 15.6% of the outstanding Common Stock. Holdings, as the parent company of SIF I, CBO II, PPM America and PPM Bermuda, may be deemed to be the beneficial owner of shares of Common Stock. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that any of PPM Bermuda, PPM America, Holdings, SIF I GP or CBO II GP is the beneficial owner of the securities covered by this statement.

     (c) Transactions in the shares of the Common Stock effected by the Reporting Persons during the sixty (60) days preceding the date of this report:

                    # OF        SALE
                 SECURITIES    PRICE
SELLER   DATE       SOLD     PER SHARE         DESCRIPTION
------  --------  ---------  ----------  -----------------------
SIF I   5/16/03      38,812  $    4.883  Sold on the open market
CBO II  5/16/03      23,188  $    4.883  Sold on the open market
SIF I   5/19/03       4,382  $   4.8796  Sold on the open market
CBO II  5/19/03       2,618  $   4.8796  Sold on the open market
SIF I   5/20/03         626  $     4.75  Sold on the open market
CBO II  5/20/03         374  $     4.75  Sold on the open market
SIF I   5/21/03      10,955  $   4.7555  Sold on the open market
CBO II  5/21/03       6,545  $   4.7555  Sold on the open market
SIF I   5/22/03      47,012  $   5.0026  Sold on the open market
CBO II  5/22/03      28,088  $   5.0026  Sold on the open market

     (d)     N/A

     (e)     N/A

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         N/A

Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2003
                                PPM America, Inc.


                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:     Stuart J. Lissner
                                        Title:    Managing Director

                                PPM America Special Investments Fund, L.P.

                                        By:     PPM America Fund
                                                Management GP, Inc.
                                                its managing general partner

                                                By:     /s/    Stuart J. Lissner
                                                        ------------------------
                                                        Name:  Stuart J. Lissner
                                                        Title: Vice President


                                PPM America Fund Management GP, Inc.


                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:   Stuart J. Lissner
                                        Title:  Vice President

                                PPM America Special Investments CBO II, L.P.

                                        By:     PPM America CBO II Management
                                                Company, its General Partner
                                                By:     PPM MGP (BERMUDA), LTD.
                                                        As Managing General
                                                        Partner of the General
                                                        Partner
                                                By:     /s/    Stuart J. Lissner
                                                        ------------------------
                                                        Name:  Stuart J. Lissner
                                                        Title: Vice President


                                PPM America CBO II Management Company

                                        By:     PPM MGP (BERMUDA), LTD.
                                                its Managing General Partner

                                                By:     /s/    Stuart J. Lissner
                                                        ------------------------
                                                        Name:  Stuart J. Lissner
                                                        Title: Vice President

                                     EXHIBIT

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value, of The Elder-Beerman Stores Corp., an Ohio corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 27th day of May, 2003.

                                PPM America, Inc.


                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:     Stuart J. Lissner
                                        Title:    Managing Director

                                PPM America Special Investments Fund, L.P.

                                By:     PPM America Fund Management GP, Inc.
                                        its managing general partner

                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:     Stuart J. Lissner
                                        Title:    Managing Director


                                PPM America Fund Management GP, Inc.


                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:   Stuart J. Lissner
                                        Title:  Vice President

                                PPM America Special Investments CBO II, L.P.

                                By:     PPM America CBO II Management
                                        Company, its General Partner
                                        By:     PPM MGP (BERMUDA), LTD.
                                                As Managing General
                                                Partner of the General
                                                Partner
                                        By:     /s/    Stuart J. Lissner
                                                ------------------------
                                                Name:  Stuart J. Lissner
                                                Title: Vice President


                                PPM America CBO II Management Company

                                By:     PPM MGP (BERMUDA), LTD.
                                        its Managing General Partner

                                By:     /s/     Stuart J. Lissner
                                        ----------------------------------------
                                        Name:     Stuart J. Lissner
                                        Title:    Managing Director